SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934 (Fee Required)

For The Year Ended December 31, 2009

or

☐	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required)

For The Transition Period from              to

Commission File Number 00107923

HANDLEMAN COMPANY SALARY DEFERRAL PLAN

(Full title of the Plan)

HANDLEMAN COMPANY

(Name of issuer of the securities held pursuant to the Plan)

500 Kirts Boulevard

Troy, Michigan 48084

(Address of principal executive offices)

The following financial statements and exhibits are presented pursuant to Section 15(d) of the Securities Exchange Act of 1934:

Note:	All other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Participants and Administrator of the

Handleman Company Salary Deferral Plan

We have audited the accompanying statements of net assets available for benefits of the Handleman Company Salary Deferral Plan (the “Plan”) as of December 31, 2009 and 2008 and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 2 to the financial statements, Handleman Company, the Plan Sponsor, terminated the Plan effective October 16, 2008. In accordance with the accounting principles generally accepted in the United States of America, the Plan financial statements are presented on the liquidation basis of accounting.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the year ended December 31, 2009 on the liquidation basis of accounting.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, Schedule H, Part IV, line 4i-Schedule of Assets (Held at End of Year) – December 31, 2009 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ GRANT THORNTON LLP

Southfield, Michigan

June 29, 2010

HANDLEMAN COMPANY SALARY DEFERRAL PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

(Liquidation Basis)

	December 31,
	2009	2008
ASSETS
Investments, at fair value (Note 4):
Handleman Stock Fund	$1,388	$4,107
Mutual Funds	30,668	1,159,511
Money Market Funds	11,750	123,267
Participant Loans	—	6,183

Total Investments	43,806	1,293,068

NET ASSETS AVAILABLE FOR BENEFITS	$43,806	$1,293,068

The accompanying notes are an integral part of these financial statements.

HANDLEMAN COMPANY SALARY DEFERRAL PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the year ended December 31, 2009

(Liquidation Basis)

ADDITIONS
Additions to net assets attributed to:
Investment income
Dividend and interest income	$4,407
Net appreciation in fair value of investments (Note 3)	22,334

Net investment income	26,741

Contributions:
Prior year matching contribution	8,766

Total contributions	8,766

Net increase	35,507

DEDUCTIONS
Deductions from net assets attributed to:
Benefits paid to participants	1,273,294
Administrative expenses	11,475

Total deductions	1,284,769

Net decrease	(1,249,262)

Net assets available for benefits at the beginning of the year	1,293,068

Net assets available for benefits at year end	$43,806

The accompanying notes are an integral part of this financial statement.

HANDLEMAN COMPANY SALARY DEFERRAL PLAN

NOTES TO FINANCIAL STATEMENTS

1.	Description of Plan

The following description of the Handleman Company Salary Deferral Plan (“the Plan”) provides only general information. Participants should refer to the Plan Document for a more complete description of the Plan’s provisions.

A.	General. The Plan is a defined contribution plan which included salary deferral and employee stock ownership provisions. The Plan covered nearly all employees of Handleman Company (“the Company” and/or “Plan Sponsor”) and subsidiaries and affiliates that have adopted the Plan who have two months of service. The Plan generally excluded employees that were covered by collective bargaining agreements, laid off, on leave of absence, on active duty in the armed forces of any nation other than the armed forces of the United States of America, leased employees, or any person whose status as an employee was the result of a judicial or administrative determination. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

B.	Plan Termination. The Handleman Company Salary Deferral Plan was terminated on October 16, 2008 due to the Company’s decision to cease operations and liquidate all assets of the Company. The Company notified all participants of this decision to terminate the Plan and instructed them to transfer their account balances accordingly.

C.	Contributions. Each year, participants were able to contribute up to 50 percent of pretax annual compensation, as defined in the Plan. Participants who had attained age 50 before the end of the Plan year were eligible to make catch-up contributions. Participants were also able to contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. In addition, total contributions by highly compensated employees could not exceed specific percentage limitations of the aggregate contributions of all other employees as set forth in the Internal Revenue Code.

Beginning January 1, 2007, the Company provided for a basic, non-discretionary, matching contribution equal to 100 percent of the first 3 percent of the active participant’s compensation contributed to the Plan and 50 percent of the next 2 percent of the active participant’s compensation contributed to the Plan. Also in 2007, the Company contributed to the Plan on behalf of each active participant a fixed, non-discretionary, contribution percent of his or her compensation for the Plan year known as the retirement account contribution based on the participant’s points, that were composed of the sum of the active participant’s age and years of service on the last day of the Plan year. The Company did not contribute funds in January 2009 related to the retirement account contribution as the contribution became discretionary on April 16, 2008. Contributions were no longer made by the Company or participants after the termination date of October 16, 2008.

In 2009, the Company determined that some participants in the terminated Salary Deferral Plan had received excess matching contribution allocations to their accounts. The Company corrected this Plan operational matter in relevant part by contacting the affected participants, who had all taken a distribution of their Plan account monies, and asking that the excess matching contributions, plus earnings, be repaid to the Plan’s trust account. The Company additionally corrected this matter by contributing to the Plan’s trust account in 2009, any principal and interest amounts that were not repaid by affected Plan participants, with such corrective deposit totaling $8,766.

D.	Participant Accounts. Each participant’s account was credited with participant contributions, allocations of the Company’s contribution and Plan earnings and charged with an allocation of administration expenses. Allocations were based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that could be provided from the participant’s vested account. Top Heavy Contributions, if any, were allocated to the account of each Participant who was a Non-Key Employee.

HANDLEMAN COMPANY SALARY DEFERRAL PLAN

NOTES TO FINANCIAL STATEMENTS

Description of Plan, continued

E.	Vesting. Effective October 16, 2008, all Participants became 100% vested in their Plan accounts.

F.	Participant Loans. Participants were no longer permitted to borrow from their account balances effective October 16, 2008. At December 31, 2008, loans to participants were charged interest at rates of 8.25%. Outstanding participant loans as of December 31, 2008 amounting to $6,183 were repaid or deemed distributed during 2009.

G.	Payment of Benefits. On termination of service due to death, disability or retirement, the Plan provides that a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or monthly, quarterly or annual installments over a period that does not exceed the participant’s life expectancy. For termination of service due to other reasons, a participant is eligible to receive the Plan assets allocated to the participant’s account which vested or an equivalent amount in cash. If a participant dies before receiving benefits, his or her beneficiary will receive a lump-sum distribution equal to the participant’s vested account interest. Effective upon the termination of the Plan on October 16, 2008, all participants became 100% vested in their Plan accounts and were eligible to receive the Plan assets allocated to their account. There were no benefits requested, but not paid by the end of the plan year 2009.

H.	Forfeited Accounts. At December 31, 2009 and 2008 forfeited non-vested accounts were $5,099 and $5,117, respectively. These accounts will be used to pay future Plan expenses. Also, in 2009, the Plan expenses were reduced by $8,933 from forfeited non-vested accounts.

I.	Plan Expenses. Expenses were charged to participant accounts up to a specific limit per participant account. Expenses above that amount are paid by the Company.

2.	Summary of Accounting Policies

A.	Basis of Accounting. As a result of the termination of the Plan on October 16, 2008, the Plan’s financial statements are prepared using the liquidation basis of accounting for the years ended December 31, 2009 and December 31, 2008. The adoption of the liquidation basis of accounting did not have a material impact on the Plan’s financial statements.

B.	Use of Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

C.	Investment Valuation and Income Recognition. Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

D.	Payment of Benefits. Benefits are recorded when paid.

HANDLEMAN COMPANY SALARY DEFERRAL PLAN

NOTES TO FINANCIAL STATEMENTS

Summary of Accounting Policies, continued

E.	Additional Fair Value Measurement Guidance. In April 2009, the Financial Accounting Standards Board (“FASB”) issued new guidance for determining when a transaction is not orderly and for estimating fair value when there has been a significant decrease in the volume and level of activity for an asset or liability. The new guidance requires disclosure of the inputs and valuation techniques used, as well as any changes in valuation techniques and inputs used during the period, to measure fair value in interim and annual periods. In addition, the presentation of the fair value hierarchy is required to be presented by major security type. The provisions of the new guidance were effective for interim periods ending after June 15, 2009. The Plan adopted this new guidance effective December 31, 2009, and determined it did not have a material effect on the Plan’s financial statements.

Subsequent Events. In May 2009, the FASB issued new guidance intended to establish principles and requirements for subsequent events. In February 2010, the FASB issued further guidance which removes the requirement for an SEC filer to disclose the date through which subsequent events have been evaluated. Management’s responsibility to evaluate subsequent events through the date of issuance remains unchanged. The new guidance is effective for Plan year ended December 31, 2009. The adoption during 2009 had no financial impact on our financial statements, but expanded our disclosures.

The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles. In June 2009, the FASB established the FASB Accounting Standards Codification (“Codification”) which officially commenced July 1, 2009 and identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with GAAP in the United States (the GAAP hierarchy). The Codification is effective for Plan year ended December 31, 2009. The adoption during 2009 did not have a material impact on the Plan’s financial statements.

F.	Subsequent Events. We have evaluated events and transactions occurring subsequent to the Statement of Net Assets Available for Benefits date of December 31, 2009 for items that could potentially be recognized or disclosed in these financial statements.

3.	Investments

The following table presents investments that represent 5 percent or more of the Plan’s net assets:

	December 31,
	2009	2008
Spartan U.S. Equity Index Fund: 188 and 4,354 shares, respectively	$7,401	$138,880

Fidelity Balanced Fund: 754 and 10,500 shares, respectively	12,340	137,756

Pimco Total Return Adm. Fund: 0 and 22,301 shares, respectively	—	226,127

Fidelity Retirement Money Market Fund: 11,750 and 123,267 shares, respectively	11,750	123,267

Neuberger Berman Genesis Trust Fund: 125 and 4,025 shares, respectively	4,912	125,146

Fidelity Diversified International Fund: 115 and 6,520 shares, respectively	3,208	140,243

Fidelity ContraFund: 48 and 2,960 shares, respectively	2,807	133,983

Fidelity Low Price Stock Fund: 0 and 3,237 shares, respectively	—	74,847

During the plan year ended December 31, 2009, the net appreciation/(depreciation) in the fair value of investments was comprised of the following:

Handleman Stock Fund	$(2,250)
Mutual Funds	24,584

Total net appreciation in fair value of investments	$22,334

HANDLEMAN COMPANY SALARY DEFERRAL PLAN

NOTES TO FINANCIAL STATEMENTS

4.	Fair Value Measurements

Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures, provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.

The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the plan has the ability to access.

Level 2	Inputs to the valuation methodology include:

•	quoted prices for similar assets or liabilities in active markets;

•	quoted prices for identical or similar assets or liabilities in inactive markets;

•	inputs other than quoted prices that are observable for the asset or liability; and,

•	inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2009 and 2008.

•	Mutual funds: Valued at the net asset value (NAV) of shares held by the Plan at year end.

•	Money Market funds: Valued at the net asset value (NAV) of shares held by the Plan at year end.

•	Handleman common stock: Valued at the closing price at year end reported on the active market on which the security is traded.

•	Participant loans: Valued at amortized cost, which approximates fair value.

HANDLEMAN COMPANY SALARY DEFERRAL PLAN

NOTES TO FINANCIAL STATEMENTS

Fair Value Measurements, continued

The following tables set forth, by level, within the fair value hierarchy the Plan’s assets at fair value as of December 31, 2009 and 2008:

	Fair Value Measurements at December 31, 2009
Description	Level 1	Level 2	Level 3	Total
Mutual funds:
Foreign Large Growth	$3,208	$—	$—	$3,208
Large Growth	2,807	—	—	2,807
Large Blend	7,401	—	—	7,401
Moderate Allocation	12,340	—	—	12,340
Small Blend	4,912	—	—	4,912
Money market funds	11,750	—	—	11,750
Handleman common stock	1,388	—	—	1,388

Total assets at fair value	$43,806	$—	$—	$43,806

	Fair Value Measurements at December 31, 2008
Description	Level 1	Level 2	Level 3	Total
Mutual funds:
Foreign Large Growth	$140,243	$—	$—	$140,243
Intermediate-term Bond	226,127	—	—	226,127
Large Blend	138,880	—	—	138,880
Large Growth	151,551	—	—	151,551
Large Value	12,183	—	—	12,183
Mid-Cap Blend	74,847	—	—	74,847
Mid-Cap Growth	12,022	—	—	12,022
Mid-Cap Value	26,257	—	—	26,257
Moderate Allocation	137,756	—	—	137,756
Retirement Income	1,547	—	—	1,547
Small Blend	125,146	—	—	125,146
Small Growth	13,689	—	—	13,689
Target Date	99,263	—	—	99,263
Money market funds	123,267	—	—	123,267
Handleman common stock	4,107	—	—	4,107
Participant loans	0	—	6,183	6,183

Total assets at fair value	$1,286,885	$—	$6,183	$1,293,068

HANDLEMAN COMPANY SALARY DEFERRAL PLAN

NOTES TO FINANCIAL STATEMENTS

Fair Value Measurements, continued

The table below sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the year ended December 31, 2009:

Level 3 Assets

Year Ended December 31, 2009

Participant Loans
Balance, beginning of year	$6,183
Issuances and settlements (net)	(6,183)

Balance, end of year	$—

5.	Non-Participant Directed Investments

The Handleman Stock Fund is an investment option that contains both participant-directed and non-participant directed activity. Information about the net assets and the significant components of the changes in net assets relating to the Handleman Stock Fund is as follows:

	2009	2008
Net assets
Handleman Stock Fund	$1,388	$4,107

	2009
Change in net assets
Net (depreciation)	($2,250)
Benefits paid to participants	(360)
Administrative expenses	(109)

	($2,719)

6.	Related-Party Transactions

The Handleman Stock Fund and participant loans qualify as party-in-interest investments.

Certain Plan investments are shares of mutual funds managed by Fidelity Management Trust Company. Fidelity Management Trust Company is the trustee as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions.

7.	Tax Status

The Internal Revenue Service has determined and informed the Company by a letter November 18, 2004 that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

8.	Risks and Uncertainties

The plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

SUPPLEMENTAL SCHEDULE

Handleman Company Salary Deferral Plan

Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2009

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
*	Handleman Company	Unitized Stock Fund Handleman Stock Fund	$7,910	$1,388

*	Fidelity Management Trust Company	Money Market Funds Retire Money Market Portfolio	**	11,750

*	Fidelity Management Trust Company	Balanced/Hybrid Funds Balanced Fund	**	12,340

*	Fidelity Management Trust Company Neuberger Berman Management Inc.	Domestic Equity Funds US Equity Index Fund Genesis Fund -Trust Class	** **	7,401 4,912
*	Fidelity Management Trust Company	Contrafund	**	2,807

*	Fidelity Management Trust Company	International/Global Funds Diversified International Fund	**	3,208

				$43,806

*	A party in interest as defined by ERISA.
**	Cost information omitted for participant directed investments.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

HANDLEMAN COMPANY SALARY DEFERRAL PLAN

By:	/s/ Rozanne Kokko
Rozanne Kokko
Senior Vice President and Chief Financial Officer
Handleman Company

Date: June 29, 2010